ARTICLES OF ASSOCIATION
OF
JI’AN CITY YI MA INDUSTRIAL COMPANY LIMITED

CHAPTER 1    GENERAL PROVISIONS

Article 1    In accordance with the “Law of the People’s Republic of China on Foreign-Capital Enterprises “ and the relevant state regulations, Madam Ma Ya Fei has decided to establish Ji’An City Yi Ma Industrial Company Limited (hereinafter referred to as the "Company") in the Qing Yuan District of Ji’An city, and the Company is a wholly owned enterprise. These Articles of Association are hereby made.

Article 2    Name of the Company: Ji’An City Yi Ma Industrial Company Limited

Legal Representative: Ma Ya Fei

Article 3    Name of the investor: Ma Ya Fei

Article 4    Address: Luo Yang, He Nan

Article 5    The Company is a limited liability company.

Article 6    The Company is a body corporate in China, which is governed and protected by the Chinese laws. All the activities of the Company shall comply with laws, decrees and the relevant regulations of China.

CHAPTER 2    PURPOSES AND BUSINESS SCOPE

Article 7  The purposes of the Company are to adopt more advanced international management experiences and technologies for production, improve the quality of the products, and obtain the satisfactory economic benefits.

Article 8  The business scope of the Company: production and sales of Christmas trees series products.

Article 9  The business premise of the Company: New industrial zone, Qing Yuan District, Ji’An City

CHAPTER 3    TOTAL INVESTMENT AMOUNT AND REGISTERED CAPITAL

Article 10    The total investment amount of the Company is RMB 5 million and the registered capital of the Company is RMB 5 million.

Article 11    Form of investment in respect of the registered capital: all of the registered capital shall be injected by cash.

Article 12    After the registered capital is injected in accordance with these Articles of Association, the Company shall appoint certified public accountants in China to conduct the capital verification, and such accountants shall issue the capital verification report.

Article 13    Within the operation term of the Company, the registered capital amount shall not be reduced. In the event that it is necessary to reduce the registered capital amount due to the changes to the total investment amount and the operational scale, such reduction is subject to the approval of the approving authorities.

CHAPTER 4    PROCUREMENT AND SALES

Article 14    The Company shall make and execute the plans for production and operation by its own, and the plans for production and operation shall be submitted to the competent authorities in charge of foreign capital for record purposes.

Article 15    The Company shall decide by its own on the procurement of the Company’s self-use machinery equipments, raw materials, spare parts, components, parts, transportation vehicles, office supplies, etc.

Article 16    It is approved that the Company may sell its products in China and overseas.

CHAPTER 5    EXECUTIVE DIRECTOR

Article 17    The Company shall have one (1) executive director without establishing a board of directors.

Article 18    The executive director shall be the legal representative of the Company.

Article 19    The executive director shall exercise the functions and powers on behalf of the Company. In the event that the executive director is unable to perform his/her duties, he/she can entrust other personnel in writing to perform such duties.

Article 20    The functions and powers of the executive directors are mainly as follows:-

-	to decide on the important reports proposed by the general manager, such as the production plans and others;

-	to approve the annual financial statements, budget revenue and expenditure, and annual profits appropriation plans;
-	to approve the important rules and regulations of the Company;
-	to decide on the establishment of branches;
-	to amend the Articles of Association of the Company;
-	to discuss and decide on the termination, dissolution of the Company and the merger of the Company with other economic organizations;
-	to decide on the appointment of general manager, deputy general manager and other senior managerial personnel; and
-	other major issues.

Article 21    The meeting minutes of the enterprise management personnel meetings convened and presided over by the executive director shall be filed by the Company for record purposes.

Article 22    The Company shall have one (1) supervisor without establishing a supervisory board. The supervisor shall be selected and appointed by the shareholder(s). The term of the services of the supervisor shall be three (3) years for each term. At the expiration of the term of the services of the supervisor, the supervisor may serve consecutive terms if he/she is re-elected.

Article 23    The Company’s executive director, the general manager, and the person in charge of finance shall not serve concurrently as a supervisor.

CHAPTER 6    OPERATION AND MANAGEMENT ORGANIZATION

Article 24    The Company shall set up the operation and management organization to be in charge of the daily operation and management of the Company. The operation and management organization shall have one (1) general manager, and the executive director shall concurrently serve as the general manager.

Article 25    The general manager is directly accountable to the executive director, and shall organize and be in charge of the daily operation and management of the joint venture. When the general manager is absent, the general manager may designate specific personnel to perform the general manager’s duties on his/her behalf. The decisions on the major issues in relation to the Company's daily operation and the matters requiring the signatures of the general manager are subject to the detailed rules set by the executive director.

Article 26    In the event that the general manager and other senior managerial personnel request for resignations, they shall submit written reports to the executive director in advance.

CHAPTER 7    FINANCE AND ACCOUNTING

Article 27    The Company shall pay taxes in accordance with the laws and regulations of China. The employees of the Company shall pay personal income taxes in accordance with the laws and regulations of China.

The Company shall establish its financial and accounting system in accordance with the laws and regulations of China and the stipulations formulated by the finance authorities, and shall make filings with the local finance and tax authorities for record purposes.

Article 28    The accounting year of the Company shall commence on 1 January and end on 31 December each year. All the accounting vouchers, documentary evidence, statements, and accounting books shall be written in Chinese language.

Article 29    All the foreign exchange affairs of the Company shall be dealt with in accordance with the "Interim Provisions of Administration on Foreign Exchange of the People's Republic of China" and the relevant stipulations.

Article 30    The Company shall achieve the balance of income and expenditure in foreign exchange by its own.

Article 31    The financial audit of the Company shall be carried out by certified public accountants in China who will conduct the audit and verification, and the results shall be reported to the executive director and the general manager.

CHAPTER 8    PROFITS APPROPRIATION

Article 32    The Company shall make appropriation to the reserve fund, the enterprise development fund and the employees’ welfare reward fund from its after-tax profits and the percentage of such appropriation for each year shall be discussed and decided by the executive director based on the operational status of the Company.

Article 33    The Company shall appropriate profits once a year. The profit appropriation plan shall be announced within the first three (3) months of each accounting year.

Article 34    Profits shall not be appropriated if the Company has not covered the losses made from the previous accounting year. The profits made from the last accounting year which have not been appropriated may be consolidated into the profits of the current accounting year for appropriation purposes.

CHAPTER 9    LABOUR MANAGEMENT

Article 35    The recruitment, employment, dismissal, salaries, labour protection, production welfare, reward, penalties and other issues related to the Company’s employees shall be dealt with in accordance with the “Provisions on the Administration of Labour in Foreign Capital Enterprise” and its implementation rules. The executive director shall make the schemes after his/her research, and these issues shall be specified by the labour contracts entered into between the Company and a trade union organization collectively or the labour contracts entered into between the Company and the individual employees respectively.

Article 36    The Company shall make provisions on the employees' welfare, bonus, labour protection, labour insurance and other issues in various rules, to ensure that the employees will carry out productions and work in normal conditions.

CHAPTER 10    TRADE UNION ORGANIZATION

Article 37    The employees of the Company shall have the right to organize a trade union organization to conduct trade union activities in accordance with the “Trade Union Law of the People’s Republic of China”.

Article 38    Each month, the Company shall appropriate 2% of the total amount of the actual salaries of the employees to the trade union as its operating fee. This operating fee shall be used by the trade union in accordance with “Trade Union Fee Management Measures” formulated by the All-China Federation of Trade Unions.

Article 39    The person in charge of the Company's trade union shall have the right to be present at the meetings discussing the Company’s development plans, production and operational activities, and other issues, and to reflect the employees’ opinion and requests.

CHAPTER 11    TERM, TERMINATION AND LIQUIDATION

Article 40    The term of the Company shall be fifty (50) years. The establishment date of the Company shall be the date of issue of the Company's business license.

With the consent of the executive director, the Company may submit an application for the extension of its term to the original approving authorities six (6) months before the term expires.

Article 41    Upon the expiry of the term or in the event that the operation is terminated prior to the expiry of the term, the executive director shall bring forward the liquidation procedures, liquidation principles and candidates of the liquidation committee, and shall set up a liquidation committee to conduct the liquidation of the Company’s assets.

CHAPTER 12  FORMULATION OF REGULATIONS

Article 42    The rules and regulations formulated by the Company include:-
1.	operation and management regulation, including authority and work procedures of various management departments;
2.	code of conduct for employees;
3.	labour salaries regulation;
4.	regulation on employees’ attendance, promotion, reward and penalties;
5.	employees’ welfare regulation;
6.	financial regulation;
7.	liquidation procedures upon dissolution of the Company; and
8.	other necessary rules and regulations.

Article 43    Any amendment to these Articles of Association must be subject to the approval of the executive director, and it shall also be submitted to the original approving authorities for approval. Such amendment shall only be effective after it is approved by the original approving authorities.

Article 44    These Articles of Association shall be subject to the approval of the approving authorities, and shall become effective from the date of such approval.

Article 45    These Articles of Association were made on 28 August 2007.